Exhibit 99.121

Fire & Flower Enters U.S. Cannabis Market Through Strategic Licensing Partnership and Acquisition Option with American Acres

/NOT FOR DISSEMINATION INTHE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

New option to purchase drives global retail expansion of the Fire & Flower brand & Hifyre technology platform with planned strategic entry into the high-growth California, Arizona and Nevada markets

TORONTO, Feb. 22, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF), today announced that it has entered into agreements (the “Strategic Agreements”) with a Canadian private company, operating as “American Acres Managers” (“American Acres”) including an agreement to license its Fire & Flower brand, store operating system and Hifyre™ technology platform for dispensaries in California, Arizona and Nevada as the Company aims to deliver its best-in-class technology and retail functionality in these competitive, high growth markets.

The Strategic Agreements provide Fire & Flower with a discounted path to corporately- owned cannabis retail stores in major markets in the United States. Under the Strategic Agreements, in recognition of the value of the Fire & Flower license, Fire & Flower will have the option to acquire American Acres at a discount to fair market value. The acquisition is expected to occur upon the federal legalization of adult-use cannabis in the United States or when otherwise permitted by the policies of the Toronto Stock Exchange or any other stock exchange on which the Company’s securities are listed for trading.

“Since becoming Canada’s largest retail network for legal cannabis products and services, we have strongly positioned our brand, operating system and technology to successfully enter key international markets where we believe our platform would be strongly valued. Due to the rapid success of our operational model in Canada, the Fire & Flower brand is poised to become a key player in the U.S. cannabis industry, where the demand for incorporating technologically advanced systems in cannabis retail has never been greater. Our Hifyre technology has surpassed our competitors’ offerings by streamlining the customer experience and driving greater margins, and places the Fire & Flower brand in a unique position to play a leading role in competitive U.S. cannabis markets,” commented, Trevor Fencott, Chief Executive Officer of Fire & Flower.

Fencott continued, “Securing an agreement that will rapidly place Fire & Flower licensed stores in the United States is the first step in executing our vision well ahead of federal legalization in the United States. This strategic agreement is transformative in the sense that Fire & Flower will be one of the only cannabis retail brands with its flag flown internationally. We look forward to supporting American Acres on Fire & Flower brand store openings in some of the world’s largest cannabis markets.”

Fire & Flower anticipates the first branded store to be open in Palm Springs, California, during the first half of its fiscal 2021 year.

Highlights of the Strategic Agreements

●	The Company has demonstrated strong operational success in the competitive, first federally legal market, and the Strategic Agreement allows for the opportunity to export successful model into U.S.
●	Offers opportunity for the Fire & Flower brand and technology to enter into other U.S. cannabis markets.
●	Provides discounted path to corporate-owned stores in major US markets.
●	The Strategic Agreements provide for the licensing of the Fire & Flower brand, store operating system and Hifyre™ technology platform to American Acres on a royalty-free basis.
●	Opportunity to leverage the Company’s proven technology to drive greater profitability in existing U.S. retail stores and sets stage for acquisitive growth strategy when legal.
●	Proposed strategic entry into California aligns with Fire & Flower’s optimal operating model which includes:

○	Direct relationships with product producers
○	Private retail
○	E-Commerce
○	Delivery

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer focused on the Canadian market and international expansion opportunities. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform connects consumers with cannabis products. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of Alberta, Saskatchewan, Manitoba and Ontario, and the Yukon territory.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking statements in this news release include, but are not limited to, statements in respect of the development of Fire & Flower branded stores in the United States and the potential acquisition of American Acres.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including with respect to the closing of the Transaction on the terms described herein or at all. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the thirteen and thirty-nine weeks ended October 31, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948; Media Relations: media@fireandflower.com, 780-784-8859; American Acres Managers: ir@aamanagers.ca

CO: Fire & Flower Holdings Corp.

CNW 06:00e 22-FEB-21